                                   EXHIBIT 1

NorskeCanada                                                             [LOGO]
Powell River Division
6270 Yew Street
Powell River, British Columbia
Canada V8A 4K1

Tel: 604 483 3722
Fax: 604 483 2951


news release                                                       NorskeCanada



19 March 2003

NORSKECANADA'S POWELL RIVER DIVISION SHUT DOWN TEMPORARILY FROM CHEMICAL IMBALANCE IN EFFLUENT TREATMENT SYSTEM


POWELL RIVER, BC: NorskeCanada's Powell River Division was forced to shutdown Friday March 14, 2003 after a chemical imbalance in the mill's effluent treatment plant exceeded permit levels.

There were no harmful emissions to the environment but the imbalance caused the microbiotic organisms that feed on the mill's effluent to become dormant. This allowed pH levels to rise above acceptable levels. The company immediately shut down operations until the system could be restored and notified the appropriate authorities.

The situation has now stabilized and the mill resumed partial operations Monday, and was back to full operations Tuesday. It's estimated the temporary shutdown impacted approximately 5,600 tonnes of paper production.

"It's extremely regrettable that our outfall pH fell outside of our permit levels," said Brian Johnston, vice-president Powell River Division. "By shutting down as we did, we were able to ensure we didn't exceed our permit levels for suspended solids, and our start-up was held off until we could ensure we remained protective of the environment and stay well within our permit."

The chemical imbalance resulted during the installation of a caustic injection system to reduce odour from the division's primary clarifier. Sodium hydroxide inadvertently entered the clarifier and effluent treatment system, raising the pH levels and upsetting the microbiotic organisms that live there.


                                     -- 30 -

For more information:

Brian Johnston
VP, Powell River Division
Norske Skog Canada Limited
604-483-2802